Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: November 14, 2022

[The following is an employee newsletter posted on VMware's employee website on November 14, 2022]

November 14, 2022

Employee Newsletter

VMWARE EMPLOYEES:

We recently passed an important milestone when VMware stockholders voted to approve the combination of Broadcom and VMware. And on the regulatory front, Broadcom and VMware continue to make progress with various filings around the world. While we still remain separate companies, we are excited about getting one step closer to realizing our vision of a shared future.

With that in mind, in the third edition of the Broadcom + VMware newsletter, we wanted to tell you a little more about what makes Broadcom a special place to work and our shared commitment to connecting with the communities around us.

We look forward to joining our two talented teams and addressing together the most complex technology challenges facing enterprises in this multi-cloud era. If you haven't already, check out Broadcom President and CEO Hock Tan's latest blog where he recaps his recent conversations with customers and provides more detail on a combined Broadcom + VMware.

Sincerely,

THE BROADCOM TEAM

Connecting Communities

As a part of our mission of *connecting everything*, we engage with and support the local communities where we work and live. Whether it's through our ongoing collaboration with the Broadcom Foundation, a nonprofit organization established in 2009 with a mission to advance science, technology, engineering, and math (STEM) education for women and underrepresented youth, or our employee charitable matching program, we strive to support causes that are important to our employees. Our employees also volunteer their time to mentor, participate in STEM education programs and judge in science fair competitions.

Broadcom Foundation has a long history of working with non-governmental organizations, universities and community nonprofit organizations worldwide to inspire and empower students to enter careers in STEM fields.


17 PARTNERSHIPS FOR THE GOALS
1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES



BROADCOM CODING WITH COMMITMENT



In 2021, the Broadcom Foundation began its Broadcom Coding with Commitment program, which sponsors middle school science and engineering fairs and coding events to encourage using coding to solve problems impacting the students' communities.

In addition, the Broadcom Foundation is active with the United Nations (UN) to advance the UN's 17 Sustainable Development Goals by empowering youth with STEM capabilities to develop coding skills to solve problems. In September 2022, panelists from Broadcom, the Broadcom Foundation and the Renaissance Youth Center in Harlem, New York, spoke on a UN panel about this topic.

Since 2018, employees in our Global Technology Organization have donated over 3,400 laptop computers around the globe. In 2021, Broadcom received the Champion of Change award from Think Together for our work donating these laptops to help support learning programs for the youth.

In 2022, Broadcom and the Broadcom Foundation made a joint pledge to donate $600,000 over the next three years to the San Jose Aspires program, which provides financial awards to San Jose high school students to enable them to complete college- and career-readiness activities with a focus on supporting first-generation college bound students.

DID YOU KNOW?

In 2021, the Broadcom Foundation donated over $4.5 million to organizations engaged in educational, scientific and philanthropic activities.

To learn more about our work with Broadcom Foundation, click here.

We are equally proud to support other causes that are important to our employees and their communities. In 2021, we increased our employee charitable matching program by tripling the per employee matching limit.

DID YOU KNOW?

We matched over $1.1 million in donations made by our employees to charities and nonprofit organizations around the world for the 2021 calendar year.

As we look ahead to our shared future, we are confident that our commitment to each other and the communities around us will remain central to our company culture — and will grow even stronger as we welcome VMware to Broadcom.

To learn more about the transaction, click here.

BROADCOM | vmware

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication relates to a proposed business combination transaction between Broadcom Inc. ("Broadcom") and VMware, Inc. ("VMware"). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as "will," "expect," "believe," "anticipate," "estimate," "should," "intend," "plan," "potential," "predict," "project," "aim," and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom's control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware's operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom's other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission ("SEC") in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom's and VMware's respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom's and VMware's most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom's website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware's website at ir.vmware.com.